UbiquiTel Inc.
One West Elm Street, Suite 400
Conshohocken, PA 19428
Phone: (610) 832-3300
Fax: (610) 832-3401

May 10, 2006

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director
Inessa Berenbaum, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

Re:          UbiquiTel Inc. and UbiquiTel Operating Company (collectively, the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006 (“Form 10-K”)

Ladies and Gentlemen:

We are writing in response to the Staff’s letter dated April 27, 2006. For your convenience, we have restated your comments in full and have keyed our responses to the numbering of the comments in your letter and the headings used in your letter. We will incorporate additional disclosures as noted herein into our future filings beginning with the Form 10-Q for the quarter ended March 31, 2006, expected to be filed today. Our responses to the comments in the Staff’s letter are presented below.

Form 10-K for Fiscal Year Ended December 31, 2005

ITEM 1A. Risk Factors, page 30

1.             We note on page 33 of your risk factors you indicate that you have intangible assets which consist of a Sprint PCS management agreement with a remaining useful life of 14 years. You also state that these assets represent 18% of your total assets as of December 31, 2005 and there is no assurance that these assets will be realized. In this regard, please address the following:

•              Tell us and disclose if you performed an impairment test of the management agreement intangible asset upon the Sprint Nextel merger and if so, why this asset was not impaired. Also, tell us the asset group used to test this asset.

•              Tell us how you determined that the useful life does not need to be adjusted upon the Sprint Nextel merger.

UbiquiTel Response:

As noted in our Form 10-K under Critical Accounting Policies – Long-Lived Assets and Goodwill, we apply the pertinent recognition and measurement provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). In accordance with this standard, we regularly assess the recoverability of the intangible asset recorded for our previously acquired Sprint PCS management agreement, considering any events or changes in circumstances that might indicate a reduction in this asset’s carrying amount. Specifically, in connection with the consummation of the Sprint-Nextel merger, the management agreement was not terminated and is expected to continue through its initial term of 2019. Similarly, we have not experienced any material change in our cash flows since the merger was closed, nor do we expect any material changes to our projections of cash flows. As such, we did not determine the Sprint Nextel merger to be a triggering event that required us to perform a specific test of the recoverability of this intangible asset upon the merger closing. In addition, the management agreement term was not affected by the Sprint Nextel merger. Therefore, the useful life of this intangible asset continues to be the legal life of the agreement.

Based on the above explanations, we do not believe that further disclosure in future filings is necessary.

Critical Accounting Policies and Estimates, page 46

2.             We note that your discussion regarding long-lived assets and goodwill valuations does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

UbiquiTel Response:

As discussed in our Form 10-K, we perform annual assessments of impairment for goodwill and long-lived assets. In the preparation of our recoverability assessments, our critical assumptions and estimates involve primarily our projections of future cash flows.

Historically, our projections of our cash inflows and outflows have tracked very well in relation to the actual results. This is primarily the result of predictable recurring revenue streams that occur in our industry, as our customers and the customers of our roaming and reseller partners are primarily under one to two-year subscription contracts and there is sufficient history to project the effects of customer turnover, or churn. In addition, the assumptions in our projections are tested in terms of their sensitivity to change. We performed sensitivity analysis on key drivers to determine individually or in the aggregate the effect of unexpected changes. These changes did not alter our conclusion on recoverability.

In future filings, we undertake to provide more quantitative and qualitative disclosure regarding our critical estimates, projections of future cash flows, and the related assumptions discussed in the preceding paragraph.

9. Income Taxes, page F-25

3.             We note that “as a result of positive earnings in 2005, projections of future taxable income and improvements in financial position,” you have determined that it is more likely than not that the deferred income tax assets will be realized and have released your entire valuation allowance. In this regard, please tell us in detail how you have considered all positive and negative factors for the release of your valuation allowance. Tell us how you consider the Sprint Nextel merger and the possible effects on your business and business model, including the lawsuit discussed on pages 30-31. Your response should also explain to us how you considered your history of losses and why you feel you can sustain profitability in the future.

UbiquiTel Response:

We present below our assessment of the realizability of our deferred income tax assets that resulted in the recognition of the deferred income tax benefit during the fourth quarter of 2005.

Realization of Tax Benefit & Valuation Allowance

SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), paragraph 21 lists four possible sources of taxable income that may be available to realize a tax benefit, including taxable income to absorb carrybacks and carryforwards, future reversals of existing taxable temporary differences and tax-planning strategies. Carrying back its NOLs is not an option for the Company and the use of tax-planning strategies to ensure utilization of the NOLs is not necessary. Future reversals of all existing taxable temporary differences will create significant future taxable income, particularly depreciation. However, all of the existing deferred tax liabilities resulting from these differences, excluding goodwill amortization, have the effect of partially offsetting the Company’s deferred income tax assets, prior to the determination of any necessary valuation allowance. Therefore, the Company’s future taxable income expected to be available to utilize its NOLs is the only relevant income source available to realize the Company’s deferred tax assets.

As per paragraph 17(e) of SFAS No. 109, a deferred income tax asset shall be reduced by a valuation allowance “if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.”  In its assessment of the realizability of deferred income tax assets, the Company considered all available evidence, both positive and negative. With reference to the Company’s history, plans, forecasts and revenue risks, the following summarizes the positive and negative evidence that was weighed in this assessment.

Positive Evidence

There were a variety of industry forces that have resulted in significant subscriber, operating margin and operating income growth in the past few years for the industry as a whole and for the Company. The Company’s business strategies as disclosed in the Business section of the Form 10-K are designed to keep it well positioned to continue to capitalize on these trends. The Company began utilizing its federal net operating loss carryforward in 2005. The Company’s 5-year forecast details its expectations of continually improving profitability, which should result in sufficient taxable income to utilize the Company’s remaining net operating loss carryforwards by 2008 — well in advance of when such carryforwards begin to expire in 2020. Paragraph 24 of SFAS No. 109 provides additional examples of positive evidence, including item (a) therein which states “existing contracts or firm sales backlog that will produce more than enough taxable income to realize the tax asset based on existing sales prices and cost structures.”  Recurring revenue attributable to the industry practice of requiring one- to two-year subscription contracts provides a high level of confidence in these projections.

Negative Evidence

The Company’s cumulative net losses and its accumulated deficit are negative factors in evaluating the need for a valuation allowance. The Company incurred net losses from its inception in 1999 through 2004 and still maintains an accumulated deficit as of December 31, 2005.

Paragraph 23 item (c) of SFAS No. 109 provides an additional example of negative evidence that the Company also considered in its current situation. Paragraph 23 (c) states that “unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.”  We analyzed whether the merger of Sprint with Nextel and the ensuing litigation between us may have created an “unsettled circumstance.”  We identified diversion of roaming traffic as the only material risk that could adversely affect future revenue streams and profit levels in the event of a negative outcome in the Company’s outstanding litigation against Sprint Nextel and if Sprint Nextel engages in selling certain handsets and/or effectively exploiting certain technologies to the detriment of the Company. However, there are factors present that we believe fully mitigate this uncertainty. First, the handsets and technologies that could pose the threat to the Company do not exist today and Sprint Nextel has not announced any such plans to develop and sell these handsets and technologies as we disclosed in the Business section labeled Sprint Developments on pages 3 – 5 of Form 10-K. Second, the Forbearance Agreement with Sprint Nextel that is currently in full force today prohibits this and other types of detrimental conduct. Although the litigation against Sprint Nextel is still unsettled, we concluded that this uncertainty by itself is not negative evidence.

Forming A Conclusion Regarding the Valuation Allowance

In forming a conclusion regarding the valuation allowance, we considered the positive and negative factors discussed above. The Company’s NOLs have been the overriding factor in its assessment of the realizability of its deferred tax assets. During 2003 and 2004, the Company’s quarterly operating income (losses), excluding non-recurring items, was trending positively with each successive quarter, turning positive by the second quarter of 2004 and growing thereafter. Through the fourth quarter of 2005, the Company had experienced four successive quarters (and five of the prior six quarters) of positive net income that has also been increasing, and, according to the Company’s five-year forecast, net income will continue to grow following a similarly consistent pattern. Excluding non-recurring items, the Company’s budgeted operating income and net income targets have been met or exceeded in each of the past three years. The recurring revenue nature of the Company’s business has been the major driver of these trends. Although there have been significant tax deductions for depreciation in recent years as a result of tax law changes, the Company’s taxable income has also grown. Moreover, the accelerated depreciation taken in past years will cause taxable income to increase by rates greater than the projected increases in book net income. The Company’s projected taxable income in each of the next three years is more than sufficient to utilize the current net operating loss carryforward by 2008. Additional sensitivity analyses performed on the 5-year projections have shown that taxable income could be reduced and the time-frame for utilization of the NOLs could certainly be extended. However, the NOLs would still be utilized by 2010, well in advance of their expiration dates in 2020.

Weighing the evidence above, the Company concluded it is more likely than not that the income tax benefits associated with its deferred tax assets, consisting primarily of the NOL carryforwards, will be realized and has released the valuation allowance against its deferred tax assets.

Should you have any questions or desire to discuss any part of this letter, please contact me at (610) 832-3392

Very truly yours,

James J. Volk

Chief Financial Officer

cc:           Bruce Goldberg

Patricia E. Knese